SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of August 2015

RYANAIR HOLDINGS PLC
(Translation of registrant's name into English)

c/o Ryanair Ltd Corporate Head Office
 Dublin Airport
County Dublin Ireland
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X.. Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange
Act of 1934.

Yes ..... No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

RYANAIR APPOINTS TWO NEW NON-EXECUTIVE DIRECTORS

Ryanair Holdings plc, today (25 August) announced the appointment of Mr Howard Millar and Capt John Leahy to the Board of Directors effective immediately, while long serving director Capt Michael Horgan will retire after the AGM on 24 September next.

Howard Millar served as Ryanair's Deputy CEO and CFO from 2003 until he retired in December 2014.

Capt John Leahy had been a pilot at British Airways for 35 years, rising to the position of Chief Pilot on B-747 fleet until his retirement in 2003.

For further information
please contact:
                                 Robin Kiely                             Joe Carmody
                                 Ryanair Ltd                            Edelman Ireland
                                 Tel: +353-1-9451949              Tel: +353-1-6789 333
                                 press@ryanair.com                ryanair@edelman.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

RYANAIR HOLDINGS PLC

Date: 25 August 2015

By:___/s/ Juliusz Komorek____

Juliusz Komorek
Company Secretary